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                             May 8, 2024

       David Thompson
       Chief Executive Officer
       Creative Media & Community Trust Corp
       5956 Sherry Lane, Suite 700
       Dallas, TX 75225

                                                        Re: Creative Media &
Community Trust Corp
                                                            Registration
Statement on Form S-11
                                                            Filed April 11,
2024
                                                            File No. 333-278628

       Dear David Thompson :

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-11 filed April 11, 2024

       General

   1. We note that there are outstanding comments on your Form 10-K for the fiscal year ended
                                                        December 31, 2023.
Please note we will not be in a position to accelerate the effectiveness of your registration
statement until all comments are resolved.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 David Thompson
Creative Media & Community Trust Corp
May 8, 2024
Page 2

       Please contact Pearlyne Paulemon at 202-551-8714 or Stacie Gorman at 202-551-3585
with any questions.



                                                        Sincerely,
FirstName LastNameDavid Thompson
                                                   Division of Corporation
Finance
Comapany NameCreative Media & Community Trust Corp
                                                   Office of Real Estate &
Construction
May 8, 2024 Page 2
cc:       Patrick S. Brown
FirstName LastName